UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-39686

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

AIR 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Apartment Income REIT Corp.

4582 South Ulster Street, Suite 1700

Denver, Colorado 80237

Financial Statements and Schedule

AIR 401(k) Retirement Plan

December 31, 2021, and 2020, and Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of AIR 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AIR 401(k) Retirement Plan (the "Plan") as of December 31, 2021, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE AND TOUCHE LLP

Denver, Colorado

June 27, 2022

We have served as the auditor of the Plan since 2021.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of AIR 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of AIR 401(k) Retirement Plan (the Plan) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 1998 to 2021.

Denver, Colorado

June 21, 2021

AIR 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
ASSETS
Investments, at fair value (Note 3)	$122,873,209	$113,304,322
Notes receivable from participants	1,214,967	1,270,908
Contributions receivable	53,556	210,266
Total assets	124,141,732	114,785,496

LIABILITIES
Excess contributions payable	4,375	—
Net assets available for benefits	$124,137,357	$114,785,496

See accompanying notes to financial statements.

AIR 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021

ADDITIONS:
Contributions:
Participants	$4,363,174
Employer	457,671
Rollovers	942,231
Total contributions	5,763,076

Investment income:
Interest and dividend income	6,920,525
Interest income on notes receivable from participants	81,874
Net appreciation in fair value of investments	12,319,108
Total investment income	19,321,507
Total additions	25,084,583

DEDUCTIONS
Payments and expenses:
Benefit payments	15,677,739
Administrative expenses	54,983
Total deductions	15,732,722

Net increase in net assets available for benefits	9,351,861
Net assets available for benefits at the beginning of the year	114,785,496
Net assets available for benefits at the end of the year	$124,137,357

See accompanying notes to financial statements.

AIR 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2021

Note 1 — Description of the Plan

General

The following description of the AIR 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a multiple employer plan sponsored by Apartment Income REIT Corp. (“AIR”). The Plan is a defined contribution plan covering all employees of AIR, Apartment Investment and Management Company (“Aimco”), and their subsidiaries who have completed 30 days of service and are age 18 or older, except certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan, unless such collective bargaining agreement provides for the inclusion of such employees as participants in the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the Plan’s trustee and provides certain administrative services to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $19,500 for 2021, whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions up to $6,500 for 2021. Participants may also contribute amounts representing distributions from other qualified defined benefit, defined contribution plans and individual retirement accounts (rollovers).

Each participating employer may make matching contributions to the Plan at its discretion. For 2021, the employer matching contribution equaled 25% of participant contributions to the extent of the first 4% of the participant’s eligible compensation. Each participating employer may also make an additional discretionary lump sum contribution to all eligible employees following the Plan’s year-end based on the employer’s achievement of its corporate goals. Employer cash contributions totaled $457,671 for the Plan year ended December 31, 2021, which consisted of matching contributions. Of these contributions, $405,935 had been received by the Plan at December 31, 2021, and $51,736 were included in contributions receivable as of December 31, 2021. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Participants direct their contributions and any allocated employer matching or other discretionary employer contributions into the various investment options offered by the Plan and may change their investment options on a daily basis. As of December 31, 2021, the Plan provided 23 mutual funds and one common collective fund in which participants were able to choose to invest. Participants may also choose to invest in AIR and Aimco common shares.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, and the employer matching and discretionary contributions, and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are a fixed dollar amount per participant or per transaction type. The benefit to which a participant is entitled is the participant’s vested account balance at the time of distribution. Participants may direct the investment of their contributions and any discretionary contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings and losses thereon. Employer contributions are fully vested for those employees who have attained three years of service or will vest after an employee completes three years of service. Employer contributions also fully vest in the event that a participant reaches normal retirement age, or age 65, during their employment with AIR or Aimco, regardless of whether the participant has attained three years of service.

Notes Receivable from Participants

Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000, reduced by the highest outstanding loan balance for the preceding year, or 50% of the value of the vested interest in the participant’s account. Two loans may be outstanding at any time.

As a result of the COVID-19 pandemic, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. This relief includes the following for qualified participants: a temporary waiver of required minimum distributions, a temporary waiver of early withdrawal penalties for COVID-19-related distributions, and a temporary increase in the maximum amount for retirement plan loans. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•
Special coronavirus distributions up to $100,000;
•
Increase the available loan amount to the lesser of $100,000 or 100% of the participant’s vested account balance; and
•
Extend the period for loan repayments, if applicable, through December 31, 2020.

Payment of Benefits

On termination of service or upon death, disability, or retirement, a participant (or the participant’s beneficiary) may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible. In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Forfeited Accounts

Upon termination of employment, participants forfeit their non-vested balances. As of December 31, 2021 and 2020, forfeited accounts totaled $99,174 and $71,186, respectively. These accounts will be used to pay Plan administrative expenses and reduce future employer contributions. In 2021, employer contributions were funded with $38,749 from forfeited accounts.

Plan Termination

Although AIR has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting. Benefits to participants are recorded when paid.

Investments and Investment Income

The Plan’s investments are measured at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s realized gains and losses on investments that were both bought and sold during the year as well as unrealized appreciation or depreciation of the investments held at year end.

Notes Receivable from Participants

Notes receivable from participants represent participant loans, all of which are secured by vested account balances of borrowing participants and are recorded at their outstanding principal balances plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is included in interest income on notes receivable from participants on the statement of changes in net assets available for benefits. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a taxable deemed distribution is recorded. As of December 31, 2021, participant loans have maturities through 2036 at interest rates ranging from 5.25% to 7.5%.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as: (i) interest rate, (ii) market, including market risks resulting from global pandemics, and (iii) credit risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“the Code”) and, therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Plan Expenses

The Plan’s administrative expenses are paid by either the Plan or the participating employers, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. The Plan may fund administrative expenses with forfeited balances of terminated participants’ accounts. Any administrative expenses not paid by the Plan will be paid by the participating employers and are excluded from these financial statements. During the year ended December 31, 2021, forfeited balances of terminated participants’ accounts totaling $54,983 were used to pay administrative expenses. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate and are included in net appreciation in fair value of investments on the statement of changes in net assets available for benefits. The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were excess contributions due to participants as of December 31, 2021, and 2020 of $4,375 and $0, respectively.

The Plan has a revenue-sharing agreement whereby certain investments return a portion of the investment fees to participants who hold investments in these funds generating credits. For the year ended December 31, 2021, revenue credits of $87,451 were applied to individual participant accounts that invested in the funds generating the revenue credit.

Related Party Transactions and Party-in-Interest Transactions

Certain Plan investments in mutual funds and a common collective trust are managed by Fidelity Management Trust Company, which also serves as the trustee of the Plan and, therefore, Plan transactions involving these mutual funds and the common collective trust qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan’s assets is invested in funds managed by Vanguard, which is a beneficial owner of both AIR and Aimco common stock and held more than 10% of both AIR and Aimco’s common stock outstanding during the year ended December 31, 2021. Because of its holdings in AIR and Aimco common stock, Plan transactions involving Vanguard-managed funds qualify as party-in-interest transactions. A portion of the Plan’s assets is also invested in AIR and Aimco common stock. Plan transactions involving AIR and Aimco common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

Certain plan investments are shares of AIR and Aimco common stock, as further detailed in Note 3. During the years ended December 31, 2021 and 2020, purchases of AIR shares by the Plan totaled $6,663 and $59,840, respectively. There were no sales of AIR shares by the Plan during the years ended December 31, 2021 and 2020. During the year ended December 31, 2021, the Plan recorded dividend income from AIR shares of $120,917. During the years ended December 31, 2021 and 2020, purchases of Aimco shares by the Plan totaled $72,355 and $45,574, respectively, and sales of Aimco shares by the Plan totaled $1,304 and $146,759, respectively. During the year ended December 31, 2021, the Plan recorded no dividend income from Aimco shares.

The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts.

Note 3 — Fair Value Measurements and Investments

The Plan’s investments are held in trust by Fidelity Trust Management Company. In accordance with GAAP, the Plan measures investments at fair value. The valuation methodologies used to measure the fair values of common stock, money market funds, and mutual funds use a market approach with quoted market prices from active markets, which are classified within Level 1 of the fair value hierarchy defined by GAAP. Investments measured at fair value on a recurring basis consisted of the following investments:

	December 31, 2021		December 31, 2020
	Level 1	Total	Level 1	Total
AIR common stock (1)	$3,787,697	$3,787,697	$2,748,575	$2,748,575
Money market fund held by AIR Stock Fund	1,640	1,640	1,562	1,562
Aimco common stock (2)	654,507	654,507	369,493	369,493
Money market fund held by Aimco Stock Fund	912	912	906	906
Mutual funds	114,579,984	114,579,984	105,987,031	105,987,031
Common collective trust fund (3)	—	3,848,469	—	4,196,755
Total investments measured at fair value	$119,024,740	$122,873,209	$109,107,567	$113,304,322
(1)
The fair value of AIR common stock is based on the closing price per the New York Stock Exchange. As of December 31, 2021 and 2020, this fund held 69,283 shares and 71,559 shares of AIR common stock, respectively, with a cost basis of $2,673,687 and $2,723,368, respectively.
(2)
The fair value of Aimco common stock is based on the closing price per the New York Stock Exchange. As of December 31, 2021 and 2020, this fund held 84,781 shares and 69,980 shares of Aimco common stock, respectively with a cost basis of $2,382,987 and $2,476,958, respectively.
(3)
The fair value of the common collective trust fund is measured using the net asset value (“NAV”) practical expedient and is not categorized in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The Fidelity Managed Income Portfolio (“MIP”) Fund is a common collective trust fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. Investments in the Fidelity MIP Fund are recorded at fair value, using the NAV practical expedient. The fair value of the Fidelity MIP Fund has been estimated based on the fund’s NAV provided by Fidelity, which is based on the contract value of the underlying investment contracts held by the fund. As of December 31, 2021, there were no unfunded commitments in the MIP Fund.

The AIR Stock Fund and Aimco Stock Fund are separately managed accounts that are a stock fund that operates similarly to a mutual fund, in that it is composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of the stock fund is based on the value of the underlying common stock, as participants cannot directly invest their account balances in the associated short-term interest-bearing vehicle. The individual assets of a stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes

Note 4 — Subsequent Events

Beginning in 2022, Aimco’s matching contribution to the Plan equals 100% of participant contributions to the extent of the first 3% of the participant’s eligible compensation, and 50% of participant contributions to the extent of the next 2% of the participant’s eligible compensation.

In February 2022, AIR and Aimco made discretionary lump sum contributions totaling $968,200, based on the achievement of AIR's and Aimco's 2021 KPI goals. Of this total, AIR deposited $832,600, or $1,150 per eligible employee. Aimco deposited $135,600, or $2,260 per eligible employee. All AIR and Aimco employees eligible for the Plan as of December 31, 2021, received the contribution. This contribution will be reflected in the Plan’s 2022 financial statements.

Subsequent events were evaluated through June 27, 2022, the date the financial statements were available to be issued.

AIR 401(k) Retirement Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2021

EIN: 84- 1299717

Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost**	(e) Current Value
	Common stock:
*	AIR Stock Fund	69,283	shares		$3,789,337
*	Aimco Stock Fund	84,781	shares		655,419

	Mutual Funds:
*	Fidelity 500 Index Fund	114,058	shares		18,856,075
*	Fidelity Extended Market Index Fund	4,200	shares		366,252
*	Fidelity Freedom 2010 Fund	50,495	shares		793,779
*	Fidelity Freedom 2020 Fund	208,636	shares		3,471,707
*	Fidelity Freedom 2030 Fund	477,278	shares		9,221,005
*	Fidelity Freedom 2040 Fund	801,345	shares		9,760,377
*	Fidelity Freedom 2050 Fund	509,159	shares		7,168,965
*	Fidelity Freedom 2060 Fund	86,564	shares		1,285,477
*	Fidelity Freedom Income Fund	42,150	shares		499,052
*	Fidelity Growth Company Fund	1,148,297	shares		26,273,039
*	Fidelity Low-Priced Stock Fund	66,657	shares		3,580,800
*	Fidelity Real Estate Fund	32,846	shares		1,774,349
*	Fidelity Total International Index Fund	159,167	shares		2,282,458
*	Fidelity U.S. Bond Index Fund	26,350	shares		315,668
*	Vanguard Explorer Fund	64,356	shares		7,662,234
*	Vanguard Total International Bond Index Fund	14,767	shares		325,754
*	Vanguard Treasury Money Market	4,520,579	shares		4,520,579
	American Beacon Small Cap Value Fund	50,224	shares		1,440,433
	American Funds EuroPacific Growth Fund	51,907	shares		3,359,935
	Dodge and Cox Fund	25,428	shares		6,236,558
	H&W High Yield Fund	32,549	shares		374,970
	MetWest Total Return Bond Fund	356,664	shares		3,648,670
	Pacific Investment Management Company Real Return Fund	110,540	shares		1,361,848

	Common Collective Trust Fund:
*	Fidelity Managed Income Portfolio Fund (Note 3)	3,848,469	shares		3,848,469

*	Participant loans: 5.25% to 7.5% interest rate, with various maturities through 2036				1,214,967
					$124,088,176

* Indicates a party-in-interest to the Plan.

** Cost information is not applicable because all the investments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2022
AIR 401(k) Retirement Plan

	By:	/s/ Elizabeth Harmon

Elizabeth Harmon
Vice President, Human Resources

	By:	/s/ Paul Beldin

Paul Beldin
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Ernst & Young LLP